[redacted]

NO ACT

PE
1-26-09

09001066

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

Received SEC
JAN 27 2009
Washington, DC 20549

January 27, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-27-09

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Chevron Corporation

Dear Mr. Mueller:

This is in regard to your letter dated January 26, 2009 concerning the shareholder proposal submitted by the United Association S&P 500 Index Fund for inclusion in Chevron's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Chevron therefore withdraws its January 23, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Craig Rosenberg
ProxyVote Plus, LLC
1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552

PROCESSED
FEB 11 2009
THOMSON REUTERS

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 26, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 19624-00011

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of United Association S&P 500 Index Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated January 23, 2009, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Chevron Corporation ("Chevron"), could properly exclude from its proxy materials for its 2009 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by United Association S&P 500 Index Fund (the "Proponent").

Enclosed is a letter from the Proponent to Chevron transmitted on January 26, 2009, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the January 23, 2009 no-action request relating to Chevron's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (202) 955-8671 with any questions in this regard.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Christopher A. Butner, Chevron Corporation
Rick E. Hansen, Chevron Corporation
Lydia I. Beebe, Chevron Corporation
Charles A. James, Chevron Corporation
Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada
Craig Rosenberg, Proxy Vote Plus, LLC

100593289_1.DOC

PROXYVOTE PLUS, LLC

1200 SHERMER ROAD, STE 216 □ NORTHBROOK, IL 60062
(847) 205-0275 □ FAX (847) 205-0293

FACSIMILE TRANSMITTAL SHEET

TO:
Christopher Butner

FROM:
Catherine Benedict

COMPANY:
Chevron Corporation

DATE:
1/26/09

FAX NUMBER:
925-842-2846

TOTAL NO. OF PAGES INCLUDING COVER:
2

PHONE NUMBER:

SENDER'S REFERENCE NUMBER:

RE:
Shareholder Proposal

CC:

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE

ProxyVote Plus, LLC

January 26, 2009

VIA FACSIMILE: 925-842-6047

Ms. Lydia I. Beebe
Corporate Secretary and
Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

Re: Shareholder Proposal

Dear Ms. Beebe:

On behalf of the United Association S&P 500 Index Fund, I hereby withdraw the shareholder proposal submitted to Chevron Corporation on December 17, 2008. I am withdrawing the proposal based on the enhanced disclosure that the company plans to include in its 2009 proxy statement regarding its relationship with its compensation consultant. We appreciate your responsiveness and are pleased to withdraw the proposal.

Sincerely,

Craig Rosenberg

cc: Mr. Christopher Butner, Assistant Secretary & Managing Counsel, Chevron Corporation
U.S. Securities and Exchange Commission, Division of Corporation Finance
Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552
PH: 847.205.0275
FX: 847.205.0293
www.proxyvoteplus.com

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 23, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 19624-00011

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of United Association S&P 500 Index Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Chevron Corporation ("Chevron"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by ProxyVote Plus, LLC on behalf of the United Association S&P 500 Index Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Chevron pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

RESOLVED, that the [stockholders] of Chevron Corporation ("Company") request that the Board of Directors submit a report to [stockholders] containing the following information related to any compensation consultant(s) that has provided advice on the compensation of the Company's senior executives within the past five years, or is engaged to provide such advice in the future.

1. A list of any non-compensation-related services provided to the Company or any subsidiary of the Company by the consultant, and the nature of those services;
2. Whether the Company has in place any policies and/or procedures regarding non-compensation-related services provided by the consultant, and a detailed description of those policies and/or procedures;
3. Any services which the consultant has provided to senior executives of the Company or to any organizations that the Company's senior executives are affiliated with, and the nature of those services;
4. The total fees paid annually by the Company to the consultant for compensation-related services and non-compensation-related services.

The report should be prepared at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company.

A copy of the Proposal, as well as related correspondence, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause Chevron to violate state law; and

- Rule 14a-8(i)(6) because Chevron lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause Chevron to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. As is discussed below and for the reasons set forth in the legal opinion regarding California law, attached hereto as Exhibit B (the "California Law Opinion"), we believe that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause Chevron to violate California law.

The Proposal requests that Chevron's Board of Directors submit a report to stockholders containing specific information related to Chevron's compensation consultants. Among the requested items of information are (a) "[a] list of any non-compensation related services . . . and the nature of those services," and (b) "[t]he total fees paid annually by the Company to the consultant for compensation-related services and non-compensation-related services." The requested report is to cover the activities of any compensation consultant who provided such services during the last five years.

During the period to be covered by the requested report through 2008, the Compensation Committee retained Hewitt Associates LLC ("Hewitt") to serve as its executive compensation consultant. Hewitt provided these services pursuant to a Master Consulting Services Agreement (the "Agreement") entered into by Chevron and Hewitt. The Agreement prohibits either party from unilaterally disclosing "Confidential Information" to a third party without the prior written consent of the other party, which consent can be conditioned upon the execution of a confidentiality agreement reasonably acceptable to the non-disclosing party. The Agreement defines "Confidential Information" to include the services provided by Hewitt and the compensation paid or payable by Chevron to Hewitt. Further, Chevron does not have the right to compel Hewitt to consent to the disclosure of the Confidential Information. The provisions respecting Confidential Information also survive the termination of the Agreement.

The Staff has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(2). In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff stated: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." In the instant case, the Agreement is governed by California law. As set forth in the California Law Opinion, implementation of the Proposal "would require [Chevron] to unilaterally breach its contractual obligations and related confidentiality obligations, in violation of California law."

On numerous occasions, the Staff has permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(2) if the proposals would require the company to breach existing contractual obligations or otherwise violate the law. *See Hudson United Bancorp* (avail. Mar. 2, 2005); *NetCurrents, Inc. (Recon.) (Ruffolo)* (avail. June 1, 2001); *NetCurrents, Inc. (Recon.) (Holtorf)* (avail. June 1, 2001); *Sensar Corp.* (avail. May 14, 2001); *Whitman Corp.* (avail. Feb. 15, 2000); *BankAmerica Corp.* (avail. Feb. 24, 1999). Specifically, the Staff has concurred that an issuer can exclude from its proxy statement a proposal requesting information about the issuer's compensation consultant if the proposal, when implemented, would require the issuer to violate contractual confidentiality obligations and thereby violate state law. In *Bank of America Corp.* (avail. Feb. 26, 2008) (*recon. denied* Mar. 3, 2008)), the Staff concurred that Bank of America could exclude from its proxy materials a proposal requesting a report concerning Bank of America's "relationships with any consultant retained to advise the [b]oard or the [b]oard's compensation committee on executive compensation matters" because implementation of the proposal would have required Bank of America to breach the confidentiality provisions of its agreement with its consultant and, in turn, violate North Carolina law. Specifically, the proposal in *Bank of America* sought disclosure of, among other things, "the total fees received by the [consultant] for services performed."

As in *Bank of America Corp.*, if implemented, the Proposal would require Chevron to unilaterally disclose confidential information in breach of its continuing contractual obligations to maintain confidentiality under the Agreement. Such disclosure, as noted in the California Law Opinion, would be in violation of California law. As noted, Chevron cannot compel Hewitt to consent to disclosure and, even if consent were granted, Hewitt can condition its consent upon the execution of a confidentiality agreement reasonably acceptable to it, an impractical condition since disclosure in this case would be to Chevron's stockholders in a publicly available document. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the California Law Opinion, implementation of the Proposal would cause Chevron to violate California law.

II. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because Chevron Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff has recognized that proposals that, if implemented, would cause the company to breach existing contracts may be omitted from a company's proxy statement in reliance on Rule 14a-8(i)(6). *See* SLB 14B. *See also Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *PG&E Corp.* (avail. Feb. 25, 2008); *The Boeing Co. (Olson)* (avail. Feb. 19, 2008) (each concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section I above, the Proposal's implementation would cause Chevron to violate California law because the Proposal would require Chevron to unilaterally disclose confidential information in breach of its contractual obligations to maintain confidentiality under the Agreement. Thus, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond Chevron's power to implement.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Chevron excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, Christopher A. Butner, Chevron's Assistant Secretary and Managing Counsel, at (925) 842-2796, or Rick E. Hansen, Chevron's Counsel, at (925) 842-2778.

Sincerely,

Ronald O. Mueller /OAT

Ronald Mueller

ROM/tss
Enclosures

cc: Christopher A. Butner, Chevron Corporation
Rick E. Hansen, Chevron Corporation
Lydia I. Beebe, Chevron Corporation
Charles A. James, Chevron Corporation
Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada
Craig Rosenberg, Proxy Vote Plus, LLC

EXHIBIT A

ProxyVote **Plus**, LLC

December 17, 2008

VIA FACSIMILE: 925-842-6047

Lydia I. Beebe
Corporate Secretary and
Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

Re: Shareholder Proposal

Dear Ms. Beebe:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the Certificate of the Fund's Chief Compliance Officer evidencing ProxyVote Plus's authority to represent the Fund with regard to this proposal. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Chevron Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,

Craig Rosenberg / CB

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association

THE ADVISORS' INNER CIRCLE FUND
CERTIFICATE OF CHIEF COMPLIANCE OFFICER

I, Russell Emery, Chief Compliance Officer of The Advisors' Inner Circle Fund (the "Trust"), am the chief compliance officer responsible for overseeing the compliance policies and procedures of the Trust and ensuring the Trust's compliance with all regulatory requirements. I hereby certify that:

1. The Trust is an open-end management company established under Massachusetts law as a Massachusetts business trust under a Declaration of Trust dated July 18, 1991, as amended February 18, 1997;

2. The UA S&P 500 Index Fund (the "Fund") is a separate series of the Trust and is classified as a diversified investment company under the Investment Company Act of 1940, as amended.

3. At the May 20, 2003 Board of Trustees meeting of the Trust, the Board approved the appointment of ProxyVote Plus, LLC ("ProxyVote Plus") as proxy voting agent for the Trust with respect to the Fund.

4. The Trust, on behalf of the Fund, entered into a Proxy Voting Services Agreement with ProxyVote Plus dated January 5, 2004 (the "Agreement"), pursuant to which the Trust appointed ProxyVote Plus to act as the Fund's agent in exercising the proxy voting rights appurtenant to securities held by the Fund in a manner consistent with the policies adopted by ProxyVote Plus LLC and permitting ProxyVote Plus to initiate shareholder proposals on the Fund's behalf in cases where ProxyVote Plus reasonably believes that such proposals are in the best interests of the Fund's shareholders.

5. The Agreement became effective on January 5, 2004 and will remain in effect until terminated by either party upon 30 days' written notice or may be terminated immediately in the event of fraud, embezzlement or misrepresentation on the part of ProxyVote Plus, its employees or agents.

By: Russell Emery
Russell Emery,
Chief Compliance Officer,
The Advisors' Inner Circle Fund

Date: 9/28/07

RESOLVED, that the shareholders of Chevron Corporation ("Company") request that the Board of Directors submit a report to shareholders containing the following information related to any compensation consultant(s) that has provided advice on the compensation of the Company's senior executives within the past five years, or is engaged to provide such advice in the future:

1. A list of any non-compensation-related services provided to the Company or any subsidiary of the Company by the consultant, and the nature of those services;
2. Whether the Company has in place any policies and/or procedures regarding non-compensation-related services provided by the consultant, and a detailed description of those policies and/or procedures;
3. Any services which the consultant has provided to senior executives of the Company or to any organizations that the Company's senior executives are affiliated with, and the nature of those services;
4. The total fees paid annually by the Company to the consultant for compensation-related services and non-compensation-related services.

The report should be prepared at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company.

Supporting Statement:

To ensure that executive compensation is aligned with the long-term interests of shareholders, we believe executive compensation issues should be decided by a committee of independent directors with access to unbiased advice and analyses. Our Company's proxy statement does not disclose enough information to allow shareholders to assess its compensation consultant's independence.

Questions have been raised about the independence of compensation consultants in relation to escalating executive compensation and additional business relationships the consultant may have with the company. "When a consultant does other work for the company, it creates either the actual danger or perceived danger of a conflict of interest," said Charles Elson, director of the John L. Weinberg Center for Corporate Governance at the University of Delaware. (*Lifting the Lid: Boards wary of CEO pay advisers' conflicts*, Yahoo! Finance, April 21, 2006)

We believe there is a strong case for full disclosure of compensation consultant services at our Company. The Corporate Library states that the CEO received total actual compensation of over $34 million in 2007 and identifies his compensation as a "Very High Concern."

In March 2007 the Council of Institutional Investors adopted guidelines stating that compensation consultants should be independent and that companies should disclose any other services provided by the consultant firm. Compensation consultant independence has been raised as a serious issue by the Business Roundtable, the National Association of Corporate Directors, the House Committee on Oversight and

Government Reform, and a coalition of investors led by the Connecticut State Pension Fund. Prominent companies including Procter & Gamble, ExxonMobil, Pfizer, and ConocoPhillips have adopted policies to ensure compensation consultant independence.

Full disclosure of our Company's relationships with its compensation consultant will help ensure that executive compensation decisions are rendered independently and in shareholders' interests.

National City

National City Bank
National City Center
P.O. Box 5756
Cleveland OH 44101-0756
(216) 222-2000

December 19, 2008

VIA FACSIMILE: 925-842-6047

Lydia I. Beebe
Corporate Secretary and
Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

Re: Shareholder Proposal

Dear Ms. Beebe:

National City is the record holder for 39,654 shares of the Chevron Corporation ("Company") common stock held for the benefit of the United Association S&P 500 Index Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Ellen A. Hughes, AVP
Administrative Officer

CC Catherine Benedict, Proxy Vote Plus

PROXYVOTE PLUS, LLC

1200 SHERMER ROAD, STE 216 NORTHBROOK, IL 60062

(847) 205-0275 FAX (847) 205-0293

FACSIMILE TRANSMITTAL SHEET

TO:
Lydia I. Beebe

FROM:
Catherine Benedict

COMPANY:
Chevron Corporation

DATE:
12/17/08

FAX NUMBER:
925-842-6047

TOTAL NO. OF PAGES INCLUDING COVER:
5

PHONE NUMBER:

SENDER'S REFERENCE NUMBER:

RE:
Shareholder Proposal

CC:

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE

EXHIBIT B

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

3161 Michelson Drive Irvine, California 92612-4412
(949) 451-3800
www.gibsondunn.com

jmoloney@gibsondunn.com

January 23, 2009

Direct Dial
(949) 451-4343
Fax No.
(949) 475-4756

Client No.
C 19624-00011

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: *Stockholder Proposal of the United Association S&P 500 Index Fund*

Ladies and Gentlemen:

I have acted as special counsel to Chevron Corporation, a Delaware corporation (the "Company"), in connection with its response to a stockholder proposal (the "Proposal") submitted by ProxyVote Plus, LLC on behalf of the United Association S&P 500 Index Fund (the "Proponent") for consideration at the Company's 2009 Annual Meeting of Stockholders. In connection therewith, you have requested my opinion as to whether the Proposal, if implemented, would cause the Company to violate California law.

In connection with the opinion expressed below, I have examined copies of the following documents, which the Company has supplied to me:

1. Master Consulting Services Contract No. IMA/076, dated November 12, 2003, between Chevron U.S.A. Inc. and Hewitt Associates LLC (the "Agreement"); and

2. the Proposal.

For purposes of rendering this opinion:

1. I have assumed that the Company would take only those actions specifically called for by the language of the Proposal as set forth under the caption "Proposal" below;

2. I have assumed the authenticity of the documents provided to me, the conformity with authentic originals of all documents provided to me as copies or forms, the genuineness of all signatures and the legal capacity of natural persons, and that the

foregoing documents, in the forms provided to me for my review, have not been and will not be altered or amended in any respect material to my opinion as expressed herein; and

3. I have not reviewed any documents of or applicable to the Company other than the documents listed above, and I have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter my opinion as expressed herein.

Proposal

The Proposal requests that the Company's Board of Directors submit a report to stockholders containing certain information related to any compensation consultant(s) that has provided advice to the Company's senior executives within the past five years, or is engaged to provide such advice in the future: (i) "[a] list of any non-compensation-related services provided to the Company or any subsidiary of the Company"; (ii) "[w]hether the Company has in place any policies and/or procedures regarding non-compensation-related services provided by the consultant, and a detailed description of those policies and/or procedures"; (iii) "any services which the consultant has provided to senior executives of the Company or to any organizations that the Company's senior executives are affiliated with, and the nature of those services"; and (iv) "[t]he total fees annually paid by the Company to the consultant for compensation-related services and non-compensation-related services."

Discussion

During the period to be covered by the requested report through 2008, the Compensation Committee retained Hewitt Associates LLC ("Hewitt") to serve as its executive compensation consultant. The Company and Hewitt executed a written agreement that governed the business relationship. That Agreement included a confidentiality provision which prohibits the Company from unilaterally disclosing certain information, including among other things, the terms of the Agreement, the services performed pursuant to the Agreement and the compensation paid to Hewitt thereunder. The Agreement explicitly states that the confidentiality clause survives the termination of the Agreement.

The Agreement states that it shall be governed by California law. The Supreme Court of California has held that the essential elements for a breach of contract are: (1) the contract, (2) plaintiff's performance or excuse for nonperformance, (3) defendant's breach, and (4) the resulting damages to plaintiff. *See Reichert v. General Ins. Co.*, 68 Cal. 2d 822, 830 (1968). It is also well settled law in California that if a party breaches a contract, then the non-breaching party is entitled to seek monetary damages. *See Linden Partners v. Wilshire Linden Assoc.*, 62 Cal. App. 4th 508, 531-32 (Cal. Ct. App. 1998) (stating that "[a]ny nonperformance of a duty under a contract when performance is due is a breach. This includes defective performance as well as an absence of performance; defective performance can be inadvertent as well as intentional, and the duty can be imposed by the court as well as by a promise stated in the agreement."). *See also Erich v. Granoff*, 109 Cal. App. 3d 920, 930 (1980) (stating that "[t]he unjustified failure of an obligor to perform a contract constitutes a breach of that contract" (*citing Rest., Contracts*, § 312 and *1 Witkin, Summary of Cal. Law* (8th ed. 1973) § 616, p. 525)). Further, this principle is codified in California law in CALIFORNIA CIVIL CODE §3300 (2008), which provides in part, that the non-breaching party should be compensated for all the detriment proximately caused by a breach of the other party.

The staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Staff") has recognized that proposals which, if implemented, would cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(2). In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff stated: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."

If implemented, the Proposal would require the Company to unilaterally disclose confidential information (*e.g.*, the fees paid to Hewitt and the services performed by Hewitt) in breach of its contractual obligation to maintain confidentiality under the Agreement, in violation of California law. Specifically, the Agreement provides that the terms of the Agreement shall be held as confidential information. The Company cannot compel Hewitt to consent to the disclosure of any confidential information.

Conclusion

Based on my review of the cases and authorities discussed above and subject to the limitations, qualifications, exceptions and assumptions set forth herein, it is my opinion that the implementation of the Proposal would require the Company to unilaterally breach its contractual obligations and related confidentiality obligations, in violation of California law.

The undersigned is providing this legal opinion as a member in good standing admitted to practice before the courts in the State of California, the state in which the Agreement is governed. I render no opinion herein as to matters involving the laws of any jurisdiction other than the State of California and the United States of America and this opinion is limited to the effect of the current state of the laws of the State of California and the United States of America. The opinion expressed above is solely for your benefit in connection with the matters addressed herein. I understand that you may furnish a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and I consent to your doing so. Except as stated in this paragraph, this opinion letter is not to be used for any other purpose or circulated, quoted or otherwise referred to, without, in each case, my written permission.

Very truly yours,

James J. Moloney

JJM/jmc

cc: Ronald O. Mueller, Esq.
Thomas D. Magill, Esq.
Gibson Dunn & Crutcher, LLP

END